EXHIBIT 99.1

mCloud at IQPC Operational Excellence in Oil and Gas Summit Showcasing Emissions Management

SAN FRANCISCO, Nov. 2, 2022 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced Vincent Higgins, mCloud's President, Oil and Gas Digitization is a keynote at the 13th Annual IQPC Operational Excellence in Oil and Gas Summit in Houston, USA this week -- November 1 to 3, 2022.

Higgins and the mCloud Digital Oilfield team are showcasing mCloud's AssetCare™ Emissions Management solution at the summit this week, including mCloud's most recent advancements in detecting, localizing, and tracking emissions at the equipment level integrated with Google Earth Engine.

mCloud announced on October 27, 2022 it had entered a partnership with Google Cloud to launch new sustainability applications integrating a host of Google technologies.

Conference attendees are invited to visit the mCloud booth at the event. Visit assetcare.mcloudcorp.com/oilfield and oilandgasiq.com for more information.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare™ solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  The company's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 13:23e 02-NOV-22